Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Six Months Ended June 30,	2012	2011
Fixed charges:
Interest expense including
amortization of debt discount	$270	$289
Portion of rentals representing an interest factor	68	68
Total fixed charges	$338	$357

Earnings available for fixed charges:
Net income	$1,865	$1,424
Equity earnings net of distributions	(23)	(12)
Income taxes	1,136	857
Fixed charges	338	357
Earnings available for fixed charges	$3,316	$2,626

Ratio of earnings to fixed charges	9.8	7.4

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